Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202

September 21, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Yuma Delaware Merger Subsidiary, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed September 9, 2016
File No. 333-212103

Dear Mr. Schwall:

We are submitting this letter on behalf of Yuma Delaware Merger Subsidiary, Inc. (the “Company” or “Yuma Delaware”) in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on September 20, 2016 relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (Registration No. 333-212103) filed with the Commission on September 9, 2016 (the “Registration Statement”).

Security Ownership of Certain Beneficial Owners and Management of Davis

1.
The Staff requested expanded disclosure regarding the beneficial ownership of the holders of greater than five percent of the outstanding common stock of Davis Petroleum Acquisition Corp. (“Davis”).

Response: Please find below the marked changes to the section entitled “Security Ownership of Certain Beneficial Owners and Management of Davis.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DAVIS

The following sets forth information regarding the beneficial ownership of Davis common stock and preferred stock as of September 21, 2016 by:

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each person to be known by Davis management to be the beneficial owner of more than 5% of its outstanding shares of common stock and/or preferred stock;

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each of Davis’ executive officers;

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each of Davis’ directors; and

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all of Davis’ current executive officers and directors as a group.

As of September 21, 2016, approximately 150,178,227 shares of Davis common stock were outstanding, and approximately 34,542,001 shares of Davis preferred stock were outstanding. Unless otherwise noted, the mailing address of each person named below is 1330 Post Oak Blvd., Suite 600, Houston, Texas 77056.

Name	Common Stock	Percent of Class (1)	Series A Preferred Stock	Percent of Class (2)
5% Stockholders:
Red Mountain Capital Partners LLC (3)	50,841,316.275	33.9%	34,328,023	99.4%
Davis Petroleum Investment, LLC (4)	40,822,093.008	27.2%	-	-
Sankaty Davis, LLC (5)	32,362,613.275	21.6%	-	-
HarbourVest Partners (6)	11,357,715.000	7.6%	-	-

Executive Officers:
Gregory P. Schneider (7)	592,420	*	-	-
Susan J. Davis	114,723	*	-	-

Directors:
Willem Mesdag (3)	50,841,316.275	33.9%	34,328,023	99.4%
Neeraj Mital	-	-	-	-
Stuart Davies	-	-	-	-

Officers and Directors as a Group (five persons):	51,548,459.275	34.3%	34,328,023	99.4%

*	Represents less than one percent.
(1)	The percentage is based upon 150,178,227 shares of Davis common stock issued and outstanding on September 21, 2016.
(2)	The percentage is based upon 34,542,001 shares of Davis preferred stock issued and outstanding on September 21, 2016.
(3)
Based on information provided to Davis by Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”): (i) RMCP PIV DPC, LP, a Delaware limited partnership (“DPC PIV”), beneficially owns, in the aggregate, 50,841,316.275 shares of Davis common stock and has the power to vote or direct the vote, and the power to dispose or direct the disposition of, all such shares; (ii) RMCP PIV DPC II, LP, a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), beneficially owns, in the aggregate, 34,328,023 shares of Davis preferred stock and has the power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (iii)  RMCP DPC LLC, a Delaware limited liability company, is the general partner of DPC PIV and, in such capacity, controls DPC PIV and thus may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis common stock beneficially owned by DPC PIV; (iv) RMCP DPC II LLC, a Delaware limited liability company, is the general partner of DPC PIV II and, in such capacity, controls DPC PIV II and thus may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis preferred stock beneficially owned by DPC PIV II; and (v) each of RMCP DPC LLC  and RMCP DPC II LLC is controlled by its managing member, RMCP GP LLC, a Delaware limited liability company (“RMCP GP”); (vi) RMCP GP is controlled by its managing member, RMCP LLC; (vii) RMCP LLC is controlled by its managing member, Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”); (viii) RMCM is controlled by its sole executive officer, sole director and sole shareholder, Willem Mesdag, a natural person and citizen of the United States of America; and (ix) accordingly, in his capacity as the sole executive officer and sole director of RMCM and through the indirect control exercised by RMCM, RMCP LLC and RMCP GP over the DPC Funds, Mr. Mesdag has voting and investment power over all of the Davis common stock and Davis preferred stock owned by the DPC Funds. Each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Davis common stock and Davis preferred stock directly held by the DPC Funds.

(4)
Based on information provided to Davis by Evercore Partners, Evercore Partners II LLC is the managing member of Davis Petroleum Investment, LLC. Evercore Partners II LLC is managed by its managing members, which have voting and dispositive control over the securities owned by Evercore Partners II LLC and which consist of Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying. Each of Evercore Partners II LLC, Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying disclaim beneficial ownership of such securities. The address of each of these entities, Roger C. Altman, Paul D. Billyard, Ciara A. Burnham, Jane Gladstone, William O. Hiltz, John E. Honts, Timothy G. Lalonde, Daniel B. Mendelow, Eduardo G. Mestre, Michael J. Price, Jason Sobol and David Ying is 55 East 52nd Street, New York, New York 10055.

(5)
Based on information provided to Davis by Bain Capital Credit, LP, Bain Capital Credit Member, LLC (“BCCM”), a Delaware limited liability company, is the administrative member of Sankaty Davis, LLC (“Sankaty Davis”), a Delaware limited liability company. Voting and dispositive rights over the securities owned by Sankaty Davis is held by Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan, in their capacities as members of BCCM. Each of BCCM, Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan disclaim beneficial ownership of such securities. The address of each of these entities, Tim Barns, Stuart Davies, Jonathan DeSimone, Michael A. Ewald, Sally Dornaus, Jeffrey B. Hawkins, James F. Kellogg, David McCarthy, Chris Linneman, Jeff Robinson, Kathy Rockey, Jonathan Lavine and Ranesh Ramanathan is 200 Clarendon St., Boston, Massachusetts 02116.

(6)
Includes 5,678,857.50 shares of common stock held by HarbourVest Partners VIII – Buyout Fund L.P. and 5,678,857.50 shares of common stock held by Dover Street VII L.P. Based on information provided to Davis by HarbourVest Partners, HarbourVest Partners, LLC (“HarbourVest”) is the Managing Member of HarbourVest VIII-Buyout Associates LLC, which is the General Partner of HarbourVest VIII-Buyout Associates L.P., which is the General Partner of HarbourVest Partners VIII-Buyout Fund L.P. HarbourVest is also the Managing Member of Dover VII Associates LLC, which is the General Partner of Dover VII Associates L.P., which is the General Partner of Dover Street VII L.P. Voting and investment power over the securities owned by HarbourVest Partners VIII – Buyout Fund L.P. and Dover Street VII L.P. is held by Ms. Kathleen Bacon, Mr. Gregory Stento, Mr. John Toomey, and Mr. Robert Wadsworth in their capacities as members of the Investment Committee of HarbourVest. Each of HarbourVest, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth disclaims beneficial ownership of these shares. The address for these entities, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth is One Financial Center, Boston, MA 02111.

(7)	Includes (i) 392,420 shares of Davis common stock directly held by Mr. Schneider and (ii) 200,000 shares of Davis common stock issuable on the exercise of vested options.

* * *

In addition, the Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing answers adequately address the Staff’s comments. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, or Adam J. Fogoros by telephone at (303) 573-1600 or by e-mail at adamf@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours, JONES & KELLER, P.C. /s/ Reid A. Godbolt Reid A. Godbolt